                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Unique Mobility, Inc.
                               (Name of Issuer)

                   Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                  909154 10 6
                                (CUSIP Number)

                            D. Stephen Antion, Esq.
                             O'Melveny & Myers LLP
                  400 S. Hope Street, Los Angeles, CA 90071
                           Telephone (213) 669-6000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             February 2, 1998
                   (Date of Event Which Requires Filing
                            Of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                 (Continued on following pages)
                       PAGE 1 OF 30 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EV Global Motors Company
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                         (B) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

  NUMBER OF      7    SOLE VOTING POWER
   SHARES             1,455,806 shares.**
BENEFICIALLY     8    SHARED VOTING POWER
                      None
  OWNED BY       9    SOLE DISPOSITIVE POWER
    EACH            1,455,806 shares.**
REPORTING PERSON
    WITH        10   SHARED DISPOSITIVE POWER
                     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,455,806 shares.**
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*              [ ]
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.96%
14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   All such shares are held of record by EV Global Motors
     Company.  LKL Family Limited Partnership, Lee Iacocca &
     Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     LKL Family Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]
                                                          (B) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
      N/A**

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES           7    SOLE VOTING POWER
                      1,455,806 shares.**
BENEFICIALLY     8    SHARED VOTING POWER
                      None
OWNED BY         9    SOLE DISPOSITIVE POWER
 EACH                 1,455,806 shares.**
REPORTING PERSON
WITH            10    SHARED DISPOSITIVE POWER
                      None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,455,806 shares.**
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [ ]
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.96%
14   TYPE OF REPORTING PERSON*
     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   All such shares are held of record by EV Global Motors
     Company.  LKL Family Limited Partnership, Lee Iacocca &
     Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lee Iacocca & Associates, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                           (B) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A**

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Michigan

NUMBER OF
SHARES          7    SOLE VOTING POWER
                     1,455,806 shares.**
BENEFICIALLY    8    SHARED VOTING POWER
                     None
OWNED BY
EACH
REPORTING PERSON 9    SOLE DISPOSITIVE POWER
                      1,455,806 shares.**
WITH            10    SHARED DISPOSITIVE POWER
                      None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,455,806 shares.**
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           [ ]
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.96%
14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   All such shares are held of record by EV Global Motors
     Company.  LKL Family Limited Partnership, Lee Iacocca &
     Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lido A. Iacocca

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                           (B) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A**

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF
SHARES          7    SOLE VOTING POWER
                     1,457,806 shares.**
BENEFICIALLY    8    SHARED VOTING POWER
                     None
OWNED BY        9    SOLE DISPOSITIVE POWER
EACH                 1,457,806 shares.**
REPORTING PERSON
WITH            10   SHARED DISPOSITIVE POWER
                     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,457,806 shares.**
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                       [ ]
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.97%
14   TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   1,455,806 of such shares are held of record by EV Global
     Motors Company.  LKL Family Limited Partnership, Lee Iacocca
     & Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

This Amendment No. 1 amends the information contained in the Statement on Schedule 13D filed by EV Global Motors Company, LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca on June 27, 1997, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is amended by replacing the address of the principal place of business of each person filing this statement on Schedule 13D with the following address:

          10900 Wilshire Boulevard, Suite 520, Los Angeles,
California  90024.

Schedule A is amended by deleting it in its entirety and replacing it with Schedule A hereto.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by deleting it in its entirety and replacing it with the following:

     EV Global expended $3,192,318.39 in its purchase of an aggregate of 1,151,925 shares of the common stock of the Company (the "Shares"). EV Global also paid $131,250.00 to acquire warrants to purchase an aggregate of 350,000 shares of common stock of the Company (the "Warrants"). Payment was made from funds raised in June 1997 by EV Global in a private placement transaction (the "Private Placement"). In the Private Placement, Terra Trust Investment AG, GLORIOUS LTD, Gaiwin B.V. and LKL Family Limited Partnership (collectively, the "Investors") purchased an aggregate of 124,000 shares of EV Global Series A Preferred Stock for an aggregate purchase price of $6,200,000.00. EV Global consummated the Private Placement in order to raise funds for general corporate and working capital purposes for its electric vehicle business including, as part of EV Global's overall strategic plan, the acquisition of the Shares and the Warrants. On each of July 31, 1997 and August 14, 1997, EV Global exercised 50% of the Warrants using their net issuance feature and thereby acquired a total of 233,122 additional shares of the common stock of the Company. In addition, on July 31, 1997, EV Global acquired 200,000 shares of the Company's common stock (the "Exchanged Shares") in exchange for the issuance to the Company of 400,000 shares of EV Global's common stock, no par value. In August 1997 upon becoming a director of the Company, Mr. Iacocca was issued 2,000 shares of the Company's common stock.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended by deleting it in its entirety and replacing it with the following:

     EV Global acquired the Shares and its rights in the Warrants and the Exchanged Shares for investment purposes, strategic business purposes and to provide liquidity to the Investors in accordance with the Exchange Right (as such term is defined in Item 6(c) below). EV Global does not have any plans or proposals relating to Item 4(a) through 4(j) of Schedule 13D except as set forth in the following paragraphs.

     EV Global exercised the Warrants utilizing their net issuance feature in two blocks, one on July 31, 1997 whereby EV Global received 116,053 shares of the Company's common stock and the second on August 14, 1997 whereby EV Global received 117,069 shares of the Company's common stock. The Warrants were issued and exercised in furtherance of EV Global's strategic alliance with the Company to develop drive train systems and components for EV Global's future products (see the joint press release of June 26, 1997 issued by the Company and EV Global attached to the original Schedule 13D as Exhibit 7.4 and incorporated herein by reference). In addition, Mr. Iacocca has become a member of the Board of Directors of the Company. Upon becoming a director of the Company in August 1997, Mr. Iacocca was issued 2,000 shares of the Company's common stock. Items 6(c) through 6(f) below are incorporated herein by reference.

     Pursuant to a Stock Purchase Agreement dated as of February 2, 1998 between EV Global and Energy Conversion Devices, Inc. ("ECD"), EV Global sold 129,241 shares of the Company's common stock to ECD. In accordance with the Stock Purchase Agreement, EV Global also sold 250,000 shares of its common stock to ECD and purchased 146,924 shares, and warrants to purchase 133,658 shares, of ECD's common stock. The Stock Purchase Agreement was entered into as part of a strategic alliance whereby the Company, ECD and EV Global intend to utilize their respective technology and expertise to design, develop, market and sell light electric transportation systems, with the Company focusing on motors and controllers, ECD focusing on electric power supplies and EV Global focusing on the marketing and distribution of finished products. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 7.6 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended by deleting it in its entirety and replacing it with the following:

     (a)-(b) As of February 23, 1998, the Reporting Persons and the other persons identified in Item 2 of this Schedule 13D beneficially owned the number and percentage of shares of Common
Stock of the Company indicated below:


                                   Number         Percentage of
Name                               of Shares      Outstanding Shares<1>

EV Global Motors Company           1,455,806      9.96%

LKL Family Limited Partnership     1,455,806<2>   9.96%

Lee Iacocca & Associates, Inc.     1,455,806<2>   9.96%

Lido A. Iacocca                    1,457,806<3>   9.97%

______________

<1>  Based upon 14,618,546 shares of Common Stock reported to be outstanding at February 9, 1998 in the Company's Quarterly
     Report on Form 10-Q for the quarterly period ended December
     31, 1997.

<2>  These shares are owned by EV Global.  EV Global has the sole power to vote and dispose of all of the shares owned by it.
     See Item 2.

<3>  1,455,806 of these shares are owned by EV Global.  EV Global has the sole power to vote and dispose of all of the shares owned by it. The remaining 2,000 of these shares are owned by Lido A. Iacocca, who has the sole power to vote and dispose of all of the shares owned by him. See Item 2.


     (c) Paragraph (e) of Item 6 is incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth above.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by deleting it in its entirety and replacing it with the following:

     (a) On June 5, 1997, EV Global entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement") with Frippoma SA pursuant to which EV Global agreed to purchase from Frippoma SA warrants to purchase 350,000 shares of Common Stock of the Company. EV Global paid Frippoma SA $0.375 per unit for such warrants, for an aggregate purchase price of $131,250.00. A copy of the Warrant Purchase Agreement is attached to the original
          Schedule 13-D as Exhibit 7.2 and is incorporated herein by reference.

     (b) On June 20, 1997, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 20, 1997 by and between EV Global and Alcan Aluminium Limited ("Alcan"), EV Global purchased 1,151,925 shares of common stock of the Company at a price per share equal to approximately $2.77, for an aggregate purchase price of $3,192,318.39. The transaction was consummated in Los Angeles, California upon the receipt by EV Global of Stock Certificates (together with duly executed stock transfer powers) representing such shares and the delivery by EV Global to Alcan of a cashier's check in the above amount. A copy of the Stock Purchase Agreement is attached to the original Schedule 13-D as Exhibit 7.3 and is incorporated herein by reference.

     (c) In connection with the Private Placement, EV Global agreed to provide to the Investors the right to exchange (the "Exchange Right") up to 50% of their shares of Series A Preferred Stock of EV Global for shares of the Company. Each eligible share of EV Global Series A Preferred Stock is exchangeable into the amount of the Company's common stock that is the lesser of: (a) 4.893 shares or (b) the number of shares equal to $50.00 divided by the average of the last reported sales price of the Company's common stock on the American Stock Exchange (or such other securities exchange as is then the principal exchange for the Company's stock) for the fifteen consecutive business days preceding the date of exercise of the Exchange Right. The above calculations are subject to a proportional adjustment in the event that any Investor has previously converted shares of its EV Global Series A Preferred Stock into shares of EV Global common stock. The Exchange Right is exercisable commencing on June 20, 1998 and will terminate on December 20, 1999.

     (d) On July 31, 1997, pursuant to a Stock Purchase Agreement dated as of June 30, 1997 by and between the Company and EV Global, EV Global acquired 200,000 shares of the Company's common stock in exchange for the issuance to the Company of 400,000 shares of EV Global common stock. The transaction was consummated by the mailing of stock certificates representing the shares being issued to each of the Company and EV Global to the respective purchaser. Pursuant to such Stock Purchase Agreement, the Company agreed to register the resale of the common stock of the Company held by EV Global under the Securities Act of 1933, as amended, and the Company has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission with respect thereto.

     (e) On February 2, 1998, pursuant to a Stock Purchase Agreement dated as of February 2, 1998, EV Global sold 129,241 shares of the Company's common stock held by it, together with 250,000 shares of its common stock, to ECD in exchange for 146,924 shares, and warrants to purchase 133,658 shares, of ECD's common stock. The transaction was consummated in Detroit, Michigan by the exchange of stock certificates and warrants between representatives of EV Global and ECD.

     (f) Upon becoming a director of the Company in August 1997, Mr. Iacocca was issued 2,000 shares of the Company's common stock, and was granted options to purchase 16,000 shares of the Company's common stock pursuant to the Unique Mobility, Inc. Stock Option Plan for Non-Employee Directors. The options become exercisable in three equal annual installments commencing on the first anniversary of Mr. Iacocca's service as a director. A copy of the Non-Qualified Stock Option Agreement is attached hereto as Exhibit 7.7 and is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by adding the following Exhibits:

Item 7.5  Agreement of Joint Filing by and among EV Global, LKL,
          LIA and Lido A. Iacocca dated February 22, 1998.

Item 7.6 Stock Purchase Agreement dated as of February 2, 1998 by and between EV Global Motors Company and Energy
          Conversion Devices, Inc.

Item 7.7  Non-Qualified Stock Option Agreement dated as of August
          20, 1997 between Unique Mobility, Inc. and Lee Iacocca.

                           SIGNATURES

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 22, 1998

                         EV GLOBAL MOTORS COMPANY, a California
                         corporation


                         By:
                         Name:     Alan M. Himelfarb
                         Title:    President



                         LKL FAMILY LIMITED PARTNERSHIP

                              By:  LEE IACOCCA & ASSOCIATES, INC.
                                   Its General Partner



                                   By:
                                        Name:     Lido A. Iacocca
                                        Title:         President


                         LEE IACOCCA & ASSOCIATES, INC., a
                         Michigan corporation



                         By:
                         Name:     Lido A. Iacocca
                         Title:    President



                         Lido A. Iacocca

                        Schedule A
             Directors and Executive Officers

          The name, present principal occupation and present business address of each executive officer and director of EV Global Motors Company and Lee Iacocca & Associates, Inc. are set forth below. All of the persons listed below are United States citizens except for Anthony Lo, who is a citizen of Taiwan.

                     I.  EV GLOBAL MOTORS COMPANY




Name                Position with EV         Present                  Present
                    Global Motors Company    Principal Occupation     Business Address

Lido A. Iacocca     Chairman and Chief       Chairman and Chief       10900 Wilshire
                    Executive Officer,       Executive Officer of EV  Boulevard
                    Director                 Global Motors Company    Suite 520
                                                                      Los Angeles,
                                                                      California  90024

Alan M. Himelfarb   President and Chief      President and Chief      10900 Wilshire
                    Operating Officer,       Operating Officer of     Boulevard
                    Director                 EV Global Motors Company Suite 520
                                                                      Los Angeles,
                                                                      California  90024

Ray Geddes          Director                 Chairman and Chief       425 Corporate Circle
                                             Executive Officer of     Golden, Colorado 80401
                                             Unique Mobility, Inc.

Anthony Lo          Director                 President of Giant       Shun-Farnn Road
                                             Global Group             Tachia, Taichung Hsien
                                                                      Taiwan, Republic of
                                                                      China

Dianne Wittenberg   Director                 President                515 S. Figueroa St.
                                             and Chief Executive      Suite 950
                                             Officer of Edison EV     Los Angeles,
                                                                      California 90071

Michael McCrory     Director                 President of Millennium  1901 Central Drive
                                             Financial Group, Inc.    Suite 809
                                                                      Bedford, Texas 76021

Edward Begley, Jr.  Director                 Actor                    3850 Moundview Avenue
                                                                      Studio City,
                                                                      California  91604

Dr. Stephen Rockwood  Director               Executive Vice           10260 Campus
                                             President of Scientific  Point Drive, MS C5
                                             Applications             San Diego, California
                                             International             92121
                                             Corporation

Dr. Daniel Sperling   Director               Professor of Civil       One Shields Avenue
                                             Engineering and          Academic Surge
                                             Environmental Studies    Building
                                             and Director of          Room 2028
                                             Institute of             Davis, California
                                             Transportation Studies   95616-8762
                                             at University of
                                             California, Davis

Irene DiVito        Secretary and Treasurer  Secretary and Treasurer  10900 Wilshire
                                             of EV Global Motors      Boulevard
                                             Company                  Suite 520
                                                                      Los Angeles,
                                                                      California  90024


                 II.  LEE IACOCCA & ASSOCIATES, INC.


Name              Position with Lee           Present                  Present
                  Iacocca & Associates, Inc.  Principal Occupation     Business Address

Lido A. Iacocca   President, Sole Director    Chairman and Chief       10900 Wilshire
                                              Executive Officer of EV  Boulevard
                                              Global Motors Company    Suite 520
                                                                       Los Angeles,
                                                                       California  90024

Lia Iacocca Assad  Secretary                  Consultant               48285 Monterra
                                                                       Circle West
                                                                       Palm Desert,
                                                                       California  92660


                           Exhibit 7.5

                    Agreement of Joint Filing
                 (Pursuant to Rule 13d-1(f)(2))

                        February 22, 1998



          EV Global Motors Company ("EV Global"), the LKL Family Limited partnership, a Delaware limited partnership ("LKL"), Lee Iacocca & Associates, Inc., a Michigan corporation ("LIA"), and Lido A. Iacocca hereby agree that an Amendment No. 1 to Securities and Exchange Commission ("SEC") Schedule 13D dated February __, 1998, and relating the Common Stock, $0.01 par value, of Unique Mobility, Inc., a Colorado corporation (the "Issuer"), shall be jointly filed on behalf of each of them with the SEC, the American Stock Exchange, the Boston Stock Exchange, the Pacific Stock Exchange and the Issuer.

          EV Global, LKL, LIA and Lido A. Iacocca further agree and understand that they are not members of a group for purposes of acquiring, selling or voting the securities of the Issuer and that they have not entered into any agreement to act in concert with relation to the securities of the Issuer.

                              EV GLOBAL MOTORS COMPANY

                              By:  /s/  Alan M. Himelfarb
                                   Name:   Alan M. Himelfarb
                                   Title:  President

                              LKL FAMILY LIMITED PARTNERSHIP

                              By:  LEE IACOCCA & ASSOCIATES, INC.
                                   Its General Partner

                                   By:  /s/  Lido A. Iacocca
                                        Name:  Lido A. Iacocca
                                        Title: President

                              LEE IACOCCA & ASSOCIATES, INC.

                              By:  /s/  Lido A. Iacocca
                                   Name:   Lido A. Iacocca
                                   Title:  President

                                /s/  Lido A. Iacocca
                                   Lido A. Iacocca

                           Exhibit 7.6


                    STOCK PURCHASE AGREEMENT



          This Stock Purchase Agreement (this "Agreement"), dated as of February 2, 1998, is by and between ENERGY CONVERSION
DEVICES, INC., a Delaware corporation ("ECD"), and EV GLOBAL
MOTORS COMPANY, a California corporation ("EV Global").


                            RECITALS

          EV Global is a company recently formed to develop and market light electric transportation systems such as bicycles, scooters and electric vehicles. Unique Mobility, Inc., a Colorado corporation ("Unique"), develops and manufactures high efficiency permanent magnet motors and controls for automotive, industrial and aerospace applications, with an emphasis on electric and hybrid electric vehicle propulsion systems. In June 1997, EV Global and Unique entered into a strategic partnership that included an exchange of shares of their common stock.

          ECD is a leader in the development of advanced nickel metal hydride ("NiMH") rechargeable batteries and high efficiency photovoltaic products. ECD, through its joint venture partners and licensees, is pursuing the commercialization of NiMH battery technology for use in electric and hybrid electric vehicles.

          The parties have entered into this Agreement for the purpose of forming a strategic relationship pursuant to which:

          - the parties will cooperate in the further development and commercialization of light electric vehicles based upon their technologies;

          - the parties will jointly investigate the use of photovoltaic recharging stations to facilitate the introduction and use of light electric vehicles;

          - the Chairman of EV Global and Chairman of ECD will each serve as a senior advisor to the other company; and

          - EV Global and ECD will exchange shares of their common stock and EV Global will transfer to ECD certain shares of the common stock of Unique held by it.

                            AGREEMENT

     NOW, THEREFORE, in consideration of and subject to the agreements, terms and conditions contained herein, the parties hereto agree as follows:

                            ARTICLE I
             PURCHASE AND SALE OF STOCK AND WARRANTS

     1.1 Sale of ECD Common Stock and Warrants to Purchase ECD Common Stock to EV Global. ECD hereby sells to EV Global, and EV Global hereby purchases from ECD, 146,924 shares of ECD Common Stock and warrants to purchase 133,658 shares of ECD Common Stock (the "ECD Warrants") on the terms and subject to the conditions set forth herein.

     1.2 Sale of EV Global Common Stock and Unique Common Stock to ECD. EV Global hereby sells to ECD, and ECD hereby purchases from EV Global, 250,000 shares of EV Global Common Stock and 129,241 shares of the common stock, $0.01 par value, of Unique (the "Unique Common Stock"), on the terms and subject to the conditions set forth herein.

     1.3 Purchase Price. The ECD Common Stock and ECD Warrants shall constitute full satisfaction of the amount due to EV Global for the purchase by ECD of the EV Global Common Stock and the Unique Common Stock; and the EV Global Common Stock and the Unique Common Stock shall constitute full satisfaction of the amount due to ECD for the purchase by EV Global of the ECD Common Stock and the ECD Warrants.

                           ARTICLE II
           DELIVERIES MADE PURSUANT TO THIS AGREEMENT

     2.1 Deliveries by EV Global. Concurrently with the execution of this Agreement, EV Global is delivering to ECD the following:

          (a)  a certificate evidencing the shares of EV Global
     Common Stock purchased by ECD hereby, which certificate shall bear the legend set forth in Section 3.4 below;

          (b)  a certificate evidencing the shares of Unique
     Common Stock purchased by ECD hereby, together with a duly endorsed stock transfer; and

          (c) a certificate signed by the Secretary of EV Global certifying that attached thereto is true and complete copy of the resolutions duly adopted by the Board of Directors of EV Global authorizing EV Global to execute and deliver, and to perform its obligations under, this Agreement, and authorizing the transactions contemplated hereby.

     2.2 Deliveries by ECD. Concurrently with the execution of this Agreement, ECD is delivering to EV Global the following:

          (a) the ECD Warrants, in the form of Exhibits A-1 and A-2 attached hereto;

          (b)  a certificate evidencing the shares of ECD Common
     Stock purchased by EV Global hereby, which certificate shall bear the legend set forth in Section 4.4 below; and

          (c) a certificate signed by the Secretary of ECD certifying that attached thereto is true and complete copy of the resolutions duly adopted by the Board of Directors of ECD authorizing ECD to execute and deliver, and to perform its obligations under, this Agreement, and authorizing the transactions contemplated hereby.

                           ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF ECD

     ECD represents and warrants to EV Global as follows:

     3.1 Organization of ECD. ECD is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted and is duly qualified to do business and is in good standing in the jurisdictions where the nature of its business or the character of its properties makes such qualification necessary, and where the failure to so qualify would have a material adverse effect on its assets, operations or financial condition, taken as a whole.

     3.2 Authority Relative to Agreement. Neither the execution and delivery of this Agreement by ECD nor consummation of the transactions contemplated by this Agreement will conflict with or result in a breach of any of the terms, conditions or provisions of ECD's Certificate of Incorporation or bylaws, or violate any statute or regulation, or any judgment, order, injunction, decree or ruling of any court or governmental authority, or (subject to obtaining any required consents) result in any breach of any of the terms or provisions of, or result in a default under, or invalidate or give any other party any right of cancellation or termination of any agreement, contract, license or commitment to which ECD is a party or by which ECD is bound. This Agreement and the ECD Warrants have been duly authorized by all necessary corporate action on the part of ECD and when executed and delivered will be binding on and enforceable against ECD in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

     3.3 Capitalization. ECD's capital stock consists of 15,000,000 authorized shares of ECD Common Stock, 500,000 authorized shares of Class A Convertible Common Stock, par value $0.01 per share (the "ECD Class A Stock"), and no other class of capital stock. As of January 31, 1998, there were 10,607,737 shares of ECD Common Stock (including 42,000 shares held in treasury) and 219,913 shares of ECD Class A Stock issued and outstanding. ECD had reserved for issuance 3,779,853 shares of ECD Common Stock under stock options, warrants and ECD's Convertible Investment Securities as of January 31, 1998. No other rights, subscriptions, warrants, options or agreements of any kind to purchase or otherwise to acquire any shares of ECD Common Stock or any securities or obligations of any kind convertible into any shares of ECD Common Stock are outstanding. ECD has no obligation to provide preemptive rights to any person.

     3.4 Shares Validly Issued. The shares of ECD Common Stock purchased by EV Global hereby are, and the shares of ECD Common Stock to be issued upon the exercise of the ECD Warrants will be, duly authorized, validly issued and outstanding and are fully paid and non-assessable.

     3.5 Investment Representation. ECD is purchasing EV Global Common Stock for ECD's own account and not with a view to or for sale in connection with any distribution of the EV Global Common Stock. ECD has: (a) reviewed EV Global's Offering Memorandum dated September 1997 (which ECD acknowledges has been provided to it for information purposes only and not as an offer to sell Series B Preferred Stock to ECD) and all filings made by Unique prior to the date hereof with the United States Securities and Exchange Commission (the "SEC"), (b) made as thorough and complete an investigation of EV Global and Unique as ECD considers prudent in the circumstances, (c) been delivered by EV Global a prospectus dated October 7, 1997 related to the resale of shares of Unique Common Stock, and (d) had made available to it all information that it needs in order for it to make an informed and intelligent decision to purchase the EV Global Common Stock and the Unique Common Stock. ECD acknowledges that:
(i) the EV Global Common Stock may not be sold or transferred unless either (A) it first shall have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or (B) EV Global first shall have been furnished with an opinion of outside legal counsel, reasonably satisfactory to EV Global to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act; and (ii) each certificate representing the EV Global Common Stock shall bear a legend substantially in the following form:

     "The shares represented by this certificate have not been registered or qualified under the Securities Act of 1933, as amended (the "Act") or any state securities law, and may not be offered, sold, or otherwise transferred, pledged, or hypothecated unless and until such shares are registered under the Act or such laws or an opinion of counsel satisfactory to the Company is furnished to the Company, to the effect that such registration or qualification is not required."

     3.6 SEC Filings. ECD has filed with the SEC all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under the Securities Act, the Securities Exchange Act of 1934, as amended, and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder (such forms, statements, reports and documents are collectively referred to as the "SEC Filings"). ECD has delivered or made available to EV Global accurate and complete copies of all of its SEC Filings since June 30, 1997. As of their respective dates, (i) each of ECD's past SEC Filings was prepared in compliance in all material respects with the laws, regulations and forms governing such SEC Filing; and (ii) none of its past SEC Filings contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.7 No Broker or Finders. No agent, broker, finder, investment or commercial banker or other person engaged by or acting on behalf of ECD or its affiliates in connection with the negotiation, execution or performance of this Agreement or otherwise in connection with the transactions contemplated hereby is or will be entitled to any brokerage or finder's or similar fee or other commission as a result of this Agreement or the transactions contemplated hereby.


                           ARTICLE IV
           REPRESENTATIONS AND WARRANTIES OF EV GLOBAL

     EV Global represents and warrants to ECD as follows:

     4.1 Organization of EV Global. EV Global is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted and is duly qualified to do business and is in good standing in the jurisdictions where the nature of its business or the character of its properties makes such qualification necessary, and where the failure to so qualify would have a material adverse effect on its assets, operations or financial condition, taken as a whole.

     4.2 Authority Relative to Agreement. Neither the execution and delivery of this Agreement by EV Global nor consummation of the transactions contemplated by this Agreement will conflict with or result in a breach of any of the terms, conditions or provisions of EV Global's Articles of Incorporation or bylaws, or violate any statute or regulation, or any judgment, order, injunction, decree or ruling of any court or governmental authority, or (subject to obtaining any required consents) result in any breach of any of the terms or provisions of, or result in a default under, or invalidate or give any other party any right of cancellation or termination of any agreement, contract, license or commitment to which EV Global is a party or by which EV Global is bound. This Agreement has been duly authorized by all necessary corporate action on the part of EV Global and when executed and delivered will be binding on and enforceable against EV Global in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

     4.3 Capitalization. EV Global's capital stock consists of 200,000,000 authorized shares of EV Global Common Stock, 15,000,000 shares of preferred stock and no other class of capital stock. There are 19,600,000 shares of EV Global Common Stock and 124,000 shares of Series A Preferred Stock outstanding as of the date hereof. EV Global has reserved for issuance 851,640 shares of EV Global Common Stock under stock options and warrants. Each share of Series A Preferred Stock is convertible into 20 shares of EV Global Common Stock subject to adjustment under certain circumstances. There are no other rights, subscriptions, warrants, options or agreements of any kind to purchase or otherwise to acquire any shares of EV Global Common Stock or any securities or obligations of any kind convertible into any shares of EV Global Common Stock are outstanding. EV Global has no obligation to provide preemptive rights to any person.

     4.4 Shares Validly Issued; Title. The shares of EV Global Common Stock purchased by ECD hereby are validly issued, fully paid and non-assessable. EV Global is the record holder and full beneficial owner of the Unique Common Stock acquired by ECD pursuant to this Agreement. Upon delivery to EV Global of the ECD Common Stock and ECD Warrants as contemplated by this Agreement, ECD will acquire good and marketable title to such Unique Common Stock, free and clear of any liens, charges, claims, encumbrances, pledges, options, voting rights agreements, rights of first refusal or other adverse claims except for such as have been created by ECD.

     4.5 Investment Representation. EV Global is purchasing ECD Common Stock and the ECD Warrants for EV Global's own account and not with a view to or for sale in connection with any distribution of the ECD Common Stock or the ECD Warrants. EV Global has reviewed ECD's Annual Report on Form 10-K for the year ended June 30, 1997, its Quarterly Report for the quarter ended September 30, 1997, and its Preliminary Proxy Statement on
Schedule 14A filed with the SEC on December 23, 1997, and has made as thorough and complete an investigation of ECD as EV Global considers prudent in the circumstances and has had made available to it all information that it needs in order for it to make an informed and intelligent decision to purchase the ECD Common Stock. EV Global acknowledges that: (i) the ECD Common Stock may not be sold or transferred unless either (A) it first shall have been registered under the Securities Act, or (B) ECD first shall have been furnished with an opinion of outside legal counsel, reasonably satisfactory to ECD, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act; and (ii) until such time as the ECD Common Stock becomes eligible for resale pursuant to Rule 144(k) under the Securities Act, each certificate representing the ECD Common Stock shall bear a legend substantially in the following form:

     "The shares represented by this certificate have not been registered or qualified under the Securities Act of 1933, as amended (the "Act") or any state securities law, and may not be offered, sold, or otherwise transferred, pledged, or hypothecated unless and until such shares are registered under the Act or such laws or an opinion of counsel satisfactory to the Company is furnished to the Company, to the effect that such registration or qualification is not required."

     4.6 No Broker or Finders. No agent, broker, finder, investment or commercial banker or other person engaged by or acting on behalf of EV Global or its affiliates in connection with the negotiation, execution or performance of this Agreement or otherwise in connection with the transactions contemplated hereby is or will be entitled to any brokerage or finder's or similar fee or other commission as a result of this Agreement or the transactions contemplated hereby.

                            ARTICLE V
                    MISCELLANEOUS PROVISIONS

     5.1 NASD Application. Promptly following the execution of this Agreement, ECD shall prepare and file an application for the listing of the ECD Common Stock purchased hereby, and the shares of ECD Common Stock reserved for issuance upon exercise of the ECD Warrants, on the National Market System of the Nasdaq Stock Market.


     5.2 Notices. Any and all notices, demands, request or other communications required or permitted by this Agreement or by law to be served on, given to or delivered to any party hereto by any other party to this Agreement shall be in writing and shall be deemed duly served, given, received and delivered when personally delivered to the party, or in lieu of such personal delivery, one day after being sent by facsimile (with answer-back confirmation) or five days after being sent by registered or certified mail, first-class postage prepaid, properly addressed to the respective parties as follows:

     If to ECD:

          Stanford R. Ovshinsky
          Energy Conversion Devices, Inc.
          1675 W. Maple Road
          Troy, Michigan 48084
          Facsimile: (248) 280-1456

     If to EV Global:

          Alan Himelfarb
          EV Global Motors Company
          10900 Wilshire Blvd., Suite 520
          Los Angeles, CA  90024
          Facsimile: (310) 208-2444

or to such other address as may be designated by any such addressees by a notice given in conformity herewith.

     5.3 Binding on Successors. This Agreement shall inure to the benefit of and be binding on the parties hereto and on each of their respective heirs, executors, administrators, personal representatives, successors and assignees.

     5.4 Severability. Should any provision or portion of this Agreement be held unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding, unless to do so would alter substantially the intended effect of this Agreement or cause a substantial hardship for any party hereto.

     5.5  Choice of Law.  THIS AGREEMENT SHALL BE CONSTRUED AND
GOVERNED BY THE LAWS, COMMERCIAL USAGES AND CUSTOMS OF THE STATE
OF CALIFORNIA WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT
OF LAWS THEREOF.

     5.6 Headings. The headings of the articles and sections of this Agreement have been inserted solely for convenience of reference and shall in no way restrict or modify any of the terms or provisions hereof.

     5.7 Integration. This Agreement constitutes the sole and exclusive agreement of the parties hereto respecting the subject matter of this Agreement and correctly sets forth the rights, duties and obligations of each party to the other parties in relation thereto as of its date. Any other prior agreements, promises, negotiations or representations concerning the subject matter of this Agreement not expressly set forth in this Agreement shall have no force or effect.

     5.8 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     5.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

     5.10 Survival. All representations, warrants and covenants contained in this Agreement or in any document delivered pursuant hereto shall survive indefinitely.

     5.11 Expenses. Each party shall bear its own expenses in connection with the negotiation, execution and performance of this Agreement.

     5.12 Public Announcement. Neither party shall make any public announcement regarding the transactions contemplated hereby without the approval of the other party, except as may be required by law or the rules or regulations of the Nasdaq Stock Market, Inc.



          [Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have each duly executed this Agreement as of the day and year first written above.

                              ENERGY CONVERSION DEVICES, INC.


                              By: /s/ Stanford R. Ovshinsky
                                   Stanford R. Ovshinsky
                                   President and Chief
                                   Executive Officer


                              EV GLOBAL MOTORS COMPANY


                              By: /s/ Alan Himelfarb
                                   Alan Himelfarb
                                   President and Chief
                                   Operating Officer

                           Exhibit 7.7

                      UNIQUE MOBILITY, INC.
          STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

              NON-QUALIFIED STOCK OPTION AGREEMENT


     THIS AGREEMENT made as of this 20th day of August, 1997, between UNIQUE MOBILITY, INC., a Colorado corporation (the
"Company"), and Lee Iacocca (the "Option Holder").

     1. Stock Option. Pursuant to the Unique Mobility, Inc. Stock Option Plan for outside directors (the "Plan") and subject to the terms and conditions of this Agreement, the Company hereby grants to the Option Holder an option (the "Option") to purchase 16,000 shares of the authorized and unissued $0.01 par value common stock (the "Stock") of the Company at a price of $7.13 per share (the "Option Price"). The Option is granted on August 19, 1997 (the "Grant Date"). The Option granted pursuant to this Agreement is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as it may be amended (the "Code").

     2. Exercise of the Option.

     (a) The Option shall not become exercisable until the Option Holder has completed one year of continuous service on the company's Board of Directors (the "Board") after the Grant Date. Upon the completion of one full year of continuous service after the Grant Date, the Option shall become exercisable as to one-third of the number of shares subject to the Option. Upon the completion of the second full year of continuous service after the Grant Date, the Option shall become exercisable as to an additional one-third of the shares originally subject to the Option. Upon the completion of the third full year of continuous service after the Grant Date, the Option shall become exercisable as to an additional one-third of the shares originally subject to the Option.

     Except as set forth in Sections 4 or 5 hereof, the Option shall not be exercisable as to any shares as to which the continuous service requirement shall not be satisfied, regardless of the circumstances under which the Option Holder's
service on the Board shall be terminated.   The number of shares
as to which the Option may be exercised shall be cumulative, so that once the Option shall become exercisable as to any shares it shall continue to be exercisable as to such shares until expiration or termination of the Option as provided in Section 5 hereof.

     (b) The Option may be exercised only by delivery to the Corporate Secretary of the Company of written notice specifying the number of shares with respect to which the Option is exercised and payment of the Option Price. At the request of the Company, such notice shall contain the Option Holder's representation that he is purchasing such Stock for investment purposes only and his agreement not to sell any Stock purchased pursuant to the Option in any manner that is in violation of the Securities Act of 1933, as amended, or any applicable state law. Such restrictions or notice thereof shall be placed on the certificates representing the Stock purchased pursuant to the Option, and the Company may refuse to issue the certificates or to transfer the shares on its books unless it is satisfied that no violation of such restrictions will occur. The exercise of the Option shall be deemed effective on the receipt of such notice by the Corporate Secretary and payment in full to the Company. If the purchase price is paid by means of a broker's loan transaction as described in subsection 2(c)(v) below, in whole or in part, the closing of the purchase of the Stock under the Option shall take place on the date on which, and only if, the sale of the Stock on which the broker's loan was based has been closed and settled unless the Option Holder makes an irrevocable written election, at the time of exercise of the Option, to have the exercise treated as fully effective for all purposes upon receipt of the purchase price by the Company regardless of whether or not the sale of the Stock by the broker is closed and settled. The purchase of such Stock shall take place at the principal offices of the Company upon the delivery of such notice of exercise, at which time the Option Price for the Stock shall be paid in full by any of the methods set forth in Section 2(c) below. A properly executed certificate or certificates representing the Stock shall be issued by the Company and delivered to the Option Holder. If certificates are used to pay all or part of the exercise price, upon such payment, separate certificates shall be delivered representing each certificate so used, and an additional certificate shall be delivered representing any additional shares to which the Option Holder is entitled as a result of the exercise of the Option. If payment is made pursuant to subparagraph (c)(v) below, the certificate shall be delivered to the broker.

     (c) The exercise price shall be paid any of the following methods or any combination of the following methods, as the Stock
Option Committee (the "Committee") shall determine in its sole discretion:

          (i) in cash;

          (ii) by certified, cashier's check or other acceptable to the Company, payable to the order of the Company;

          (iii) by delivery to the Company of certificates
representing the number of shares then owned      by the Option
Holder, the fair market value of which equals the purchase price of the Stock purchased pursuant to the Option, properly endorsed for transfer to the Company; provided however, that the Option may not be exercised by delivery to the Company of certificates representing Stock, unless such Stock has been held by the Option Holder for more than six months; for purposes of this Agreement, the "fair market value" of any shares of Stock delivered in payment of the Option Price upon exercise of the Option shall be as defined in Section5.5 of the Plan;

          (iv) to the extent permitted under the applicable provisions of state law, by delivery to the Company of a promissory note, which shall be in a principal amount equal to the Option Price plus any federal and state income tax required to be withheld; which shall be full recourse and secured by all or a portion of the Stock acquired pursuant to the exercise of the Option; which shall bear interest at a rate determined by the Committee, but not lower than the rate required to avoid the imputation of interest under the Code; which shall provide for level quarterly payments of interest and principal over its term; which shall become payable in full upon the first to occur of the fifth anniversary of the date the Option is exercised, failure to pay any payment of principal and interest within five days after it is due or termination of the Option Holder's service on the Board for any reason; and which shall contain such other terms and conditions including the provision of security in addition to the Stock that the Company, in its sole discretion, deems necessary or appropriate;

          (v) by delivery to the Company of a properly executed
notice of exercise together with   irrevocable instructions to a
broker to deliver to the Company promptly the amount of the proceeds of the sale of all or a portion of the Stock or of a loan from the broker to the Option Holder necessary to pay the exercise price.

     3 .Adjustment of the Option.

          (a) Adjustment by Stock Split, Stock Dividend, Etc. If at any time the Company increases or decreases the number of its outstanding shares of Stock, or changes in any way the rights and privileges of such shares by means of the payment of a stock dividend or the making of any other distribution on such shares payable in Stock, or through a stock split, subdivision, consolidation, combination or reclassification or recapitalization involving the Stock, the numbers, rights and privileges of the shares of Stock included in the Option shall be increased, decreased or changed in like manner as if such shares had been issued and outstanding, fully paid and nonassessable at the time of such occurrence.

          (b) Dividends Payable in Stock of Another Corporation, Etc. If at any time the Company pays or makes any dividend or other distribution upon the Stock payable in securities or other property (except money or Stock), a proportionate part of such securities or other property shall be set aside and delivered to the Option Holder when he exercises the Option. The securities and other property delivered to the Option Holder upon exercise of the Option shall be in the same ratio to the total securities and property set aside for the Option Holder as the number of shares with respect to which the Option is then exercised is to the total shares subject to the Option.
          (c) Other Changes in Stock. If there shall be any change, other than as specified in the preceding subsections (a) and (b), in the number or kind of outstanding shares of Stock or of any stock or other securities into which the Stock shall be changed or for which it shall have been exchanged, then and if the Committee shall in its discretion determine that such change equitably requires an adjustment in the number or kind of shares subject to the Option, such adjustments shall be made by the Committee and shall be effective for all purposes of this agreement.

          (d) Apportionment of Price. Upon any occurrence described in the preceding subsections (a), (b), and (c), the total Option Price shall remain unchanged and shall be apportioned ratably over the increased or decreased number or changed kinds of securities or other properties subject to the Option.

          (e) Rights to Subscribe. If at any time the Company grants, to the holders of its Stock, rights to subscribe pro rata for additional shares thereof or for any other securities of the Company or of any other corporation, there shall then be added to the number of shares subject to the Option, the Stock or other securities that the Option Holder would have been entitled to subscribe for if immediately prior to such grant, the Option Holder had exercised his entire Option, and the Option price shall be increased by the amount of the price that would have been payable by the Option Holder for such Stock or other securities.

          (f) General Adjustment Rules . No adjustment or substitution provided for in this Section 3 shall require the Company to sell a fractional share under this Agreement and the total substitution or adjustment with respect to this agreement shall be limited by deleting any fractional share. In the case of any such substitution or adjustment, the Option shall be equitably adjusted by the Committee to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed. Notwithstanding the foregoing subsections (a), (b), (c), (d), and
(e), no adjustment shall be made that would constitute a modification of the Option within the meaning of Section 424 of the Code.

          (g) Determinations by the Committee. Adjustments under this paragraph shall be made by the Committee, whose determinations with respect thereto shall be final and binding.
No fractional shares shall be issued on account of any such adjustment.

     4. Reorganization or Change of Control.

     (a) Reorganization. If the Company is merged or consolidated with another corporation or the Company is a party to a reorganization (other than a merger, consolidation or reorganization in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding shares of stock), or if all or substantially all of the assets or more than 50% of the outstanding voting stock of the Company is acquired by any other corporation, business entity or person (other than a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct the business or businesses formerly conducted by the Company), or in case of a reorganization (other than a reorganization under the United States Bankruptcy Code) or liquidation of the Company, the Committee shall, either (i)make appropriate provision for the adoption and continuation of the Plan by the acquiring or successor corporation and for the protection of any such outstanding Options by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated or otherwise reorganized corporation which will be issuable with respect to the Stock, provided that no additional benefits shall be conferred upon the Option Holder as a result of such substitution, and the excess of the aggregate Fair Market Value of the Stock subject to the Option immediately after such substitution over the Option Price is not more than the excess of the aggregate Fair Market Value of the Stock subject to the Option immediately before such substitution over the Option Price, and provided further that any such substitution made with respect to the Option shall comply with Section424(a) of the Code, or (ii)upon written notice to the Option Holder, provide that the unexercised portion of the Option must be exercised within thirty (30)days of the date of such notice or the Option will be terminated. If alternative (i) is implemented, the Committee may, at its sole discretion, provide that the Option may be exercisable in full without regard to the applicable exercise periods set forth in Section2 and if alternative (ii) is implemented, the Option shall be exercisable in full without regard to the applicable exercise periods set forth in Section2 above. However, if the Option Holder is subject to Section16(b) of the Securities Exchange Act of 1934, the Option shall not become exercisable until six months after the Grant Date.

     (b) Change of Control. If there is a change in control of the Company, as defined below, the Option shall become exercisable in full, without regard to applicable exercise periods set forth in Section2. For purposes of the Plan, a "change in control" shall be deemed to have occurred if during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company (the "Board") (and any new director whose election by the Board or whose nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof.

     5. Expiration and Termination of the Option. The Option shall expire 10 years (the "Option Period") from the date of this Agreement or prior to such time as follows:

     (a) If the Option Holder is removed as a director of the Company during the Option Period for cause, the Option shall terminate immediately and shall thereafter be void for all purposes.

     (b) If the Option Holder ceases to be a director of the Company on account of disability within the meaning of Section 22(e)(3) of the Code, the Option may be exercised by the Option Holder (or in the case of death thereafter, by the persons specified in subsection 5(c) below) within one year following the date on which the Option Holder ceased to be a director (if otherwise within the Option Period) but not thereafter. In any such case, the Option may be exercised as to all shares then subject to the Option without regard to the service requirement of subsection 2(a).

     (c) If the Option Holder dies during the Option Period while serving as a director or within the three-month period referred to in (d) below, the Option may be exercised by those entitled to do so under the Option Holder's will or by the laws of descent and distribution within fifteen months following the option Holder's death (if otherwise within the Option Period), but not
thereafter.   In any such case, the Option may be exercised as to
all shares then subject to the Option without regard to the service requirement of subsection 2(a).

     (d) If the Option Holder ceases to be a director for any reason other than removal for cause, disability or the Option Holder's death, the Option may be exercised by the Option Holder within three months following the date of such termination (if otherwise within the Option Period), but not thereafter. In any such case, the Option may be exercised as to all shares then subject to the Option without regard to the service requirement of subsection 2(a).

     6. Transferability. The Option may not be transferred except by will or pursuant to the laws of descent and distribution, and it shall be exercisable during the Option
Holder's life only by him and after his death only by those entitled to do so under his will or the applicable laws of descent and distribution.

     7. Trading Restrictions. As long as the Option Holder is an employee, director or consultant of the Company, the Option Holder shall comply at all times with the Company's policy on trading securities of the Company as such policy is in effect from time to time. In addition, as long as the Option Holder is an employee, director or consultant of the Company, and unless the Board of Directors of the Company otherwise agrees, the Option Holder agrees to sell no Stock that such employee has received through the Company's benefit programs (including Stock acquired otherwise than upon exercise of an Option ) if the sale of such Stock shall exceed 10% of the total trading volume of the Stock on the date of sale by the Option Holder on any stock exchange and in the over-the-counter market. If the Option Holder fails to comply with the Company's policy on trading securities, or violates the agreement made in the immediately preceding sentence, as determined in the sole discretion of the Company, the Option Holder shall pay to the Company as liquidated damages the profit realized (which shall be equal to the excess of the amount received by the Option Holder over the Option Holder's basis for the Stock disposed of in the transaction that resulted in the failure to comply with the Company's policy.
This covenant shall survive the exercise of an Option and the termination of the Plan.

     8. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be given by first class registered or certified mail, postage prepaid, or by personal delivery to the appropriate party, addressed:

     (a) If to the Company, to the Company at 425 Corporate
Circle, Golden, Colorado 80401; or

     (b) If to the Option Holder, to the Option Holder at 425
Corporate Circle, Golden, Colorado 80401, or at such other address as may have been furnished to the Company by the Option
Holder.

Any such notice shall be deemed to have been given as of the date so mailed in the case of mailed notice, or as of the date delivered in the case of personal delivery.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


UNIQUE MOBILITY, INC

/s/ Donald A. French
By:  Donald A. French, Treasurer


OPTION HOLDER

/s/ Lee Iacocca
By: Lee Iacocca


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